[Russell Corporation Letterhead]

June 19, 2006

VIA ELECTRONIC MAIL AND

VIA OVERNIGHT MAIL

Mr. H. Christopher Owings

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561, 100 F Street, N.E.

Re:	Russell Corporation (the “Company”)

Dear Mr. Owings:

In conjunction with the soliciting material filed by the Company on Schedule 14A pursuant to Rule 14a-12 that was filed between May 2, 2006 and June 19, 2006, the Company hereby acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

2.	Comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to any filing; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, RUSSELL CORPORATION

By:	/s/ Floyd G. Hoffman
Name:	Floyd G. Hoffman
Title:	Senior Vice President, Corporate Development, General Counsel, and Secretary

cc: Nancy A. Lieberman, Esq. (Partner of Skadden, Arps, Slate, Meagher & Flom LLP)